Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120

Taylor Brody
tbrody@stradley.com
215-564-8071

March 17, 2025

Filed via EDGAR
Mr. Tony Burak
Mr. Alberto Zapata
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filing on Form N-14 for Ivy Funds (File No. 333-284922)

Dear Mr. Burak and Mr. Zapata:
On behalf of Ivy Funds (the “Registrant”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated with regard to the Registrant’s Proxy Statement/Prospectus Form N-14 (the “Proxy Statement/Prospectus”).  The Proxy Statement/Prospectus was filed by the Registrant as part of the proposed Reorganization of Macquarie Global Allocation Fund into Macquarie Balanced Fund.
Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement/Prospectus.
Accounting Comments
1.	Comment: Please confirm supplementally that the most recent fee and expense information for the Funds has been used to prepare the fee and expense tables.
Response: The Registrant confirms that the most recent fee and expense information for the Funds will be reflected in the fee and expense tables included in the Proxy Statement/Prospectus.

2.	Comment: In the Proxy Statement/Prospectus, please reflect adjustments for the costs of the Reorganization incurred by each Fund in the capitalization table.
Response: The Registrant will make the requested change in the Proxy Statement/Prospectus.

3.
Comment: On page 12 of the Proxy Statement Prospectus, in the discussion of the expected portfolio repositioning, please include an estimate of related brokerage or transaction costs and provide the percentage of the Acquired Portfolio expected to be sold.

Response: The Registrant will make the requested changes in the Proxy Statement/Prospectus.

4.	Comment: In the fee table on pages 12-13, please confirm that the pro forma values in the Total Annual Operating Expense column are calculated correctly.
Response: The Registrant will update the fee table in the Proxy Statement/Prospectus.

5.	Comment: The symbol for footnote 8 in the fee table appears to not have a corresponding footnote.
Response: The Registrant has updated footnote 8 to the fee table in the Proxy Statement/Prospectus.

6.	Comment: Please confirm the expense limitation amount for the Macquarie Balanced Fund in Footnote 7 to the fee table is correct.
Response: The Registrant will update the fee table in the Proxy Statement/Prospectus, and notes that the referenced footnote is now footnote 8.H

7.	Comment: In the Acquired Fund Average annual total return table on page 19, the two blended indices have the same 5- and 10-year returns. Please confirm these are correct.
Response: The Registrant has confirmed that the performance information in the Proxy Statement/Prospectus is correct as presented.

8.
Comment: In the capitalization table, please show the pro forma information for the Reorganization as well as the pro forma information for the Reorganization and the reorganization of the Macquarie Multi-Asset Income Fund into the Macquarie Balanced Fund.

Response: The Registrant will make the requested change in the Proxy Statement/Prospectus.

9.
Comment: In the capitalization table on pages 45-46, the Acquiring Fund Class R net asset value per share changes after the reorganization even though Class R isn’t participating in the Reorganization. Please confirm that the corresponding numbers in the table are correct.

Response: The Registrant will make the requested changes in the Proxy Statement/Prospectus.

10.	Comment: The hyperlink on page 50 for the Macquarie Balanced Fund (Acquiring Fund) Prospectus dated July 31, 2024 instead brings you to the July 31, 2023 version. Please correct.
Response: The Registrant will make the requested changes in the Proxy Statement/Prospectus.

11.	Comment: Please include the Financial Highlights in the next filing.
Response: The Registrant will include the Financial Highlights in the Proxy Statement/Prospectus in the next filing.

Legal Comments

12.
Comment: The facing sheet for the Proxy Statement/Prospectus includes a table of contents of the information contained in the filing. Consider deleting this table of contents as it may be confusing for shareholders.

Response: The Registrant believes that this table of contents is helpful for those viewing the filing on EDGAR to understand the different components of the filing and confirms that this table of contents will not be included in the mailing to shareholders.

13.
Comment: Please consider deleting the paragraph on page iii related to the other reorganization that is not contingent on the consummation of the Reorganization because it may be confusing to shareholders.

Response: The Registrant respectfully declines to delete the information about the other reorganization because it believes that it is relevant to shareholders. In addition, the Registrant notes that it provides context to related pro forma information that is already provided. As shown in the pro forma tables, the related numbers do change if both reorganizations are consummated.

14.
Comment: On page 2, the discussion of the Plan provides that “all property, assets, and goodwill (collectively, “Assets”) of the Acquired Fund will be acquired by the Acquiring Fund.” Consider deleting goodwill as goodwill is not a part of investment company accounting.

Response: The Registrant will make the requested change in the Plan and make corresponding changes in the Proxy Statement/Prospectus.

15.
Comment: On page 3, in the section “The Reorganization – What are the Board recommendations regarding the Reorganization?”, please clarify in (iii) that the total expense ratio, taking into account applicable expense limitation arrangements, is the “net” expense ratio.

Response: The Registrant will make the requested change in the Proxy Statement/Prospectus.

16.
Comment: In the section “The Reorganization – What are the costs of the Reorganization?”, please supplementally confirm why the cost allocation includes the total costs of reorganizations proposed to occur around the same time as the Reorganization for other Macquarie Funds split among all acquiring and acquired funds and DMC. Please also include a discussion of the repositioning costs and tax consequences.

Response: The Registrant supplementally notes that cost efficiencies may be gained when multiple reorganizations are conducted at the same time. The Registrant believes that aggregating the costs across all reorganizations proposed at the same time most accurately reflects these cost efficiencies, and sharing the costs based on the proportional assets of each acquiring fund and acquired fund fairly divides these expenses, while ensuring that smaller funds are not disadvantaged. The Registrant will make the requested changes regarding the discussion of the repositioning costs and tax consequences in the Proxy Statement/Prospectus.

17.
Comment: On page 4, in the section “The Reorganization – How will the Reorganization affect Fund fees and expenses?”, please clarify how the gross/total expense ratios for the share classes of the Funds compare, as well as how the net expense ratios compare.

Response: The Registrant will make the requested change in the Proxy Statement/Prospectus.

18.
Comment: In the section “Comparison of Investment Objectives, Principal Investment Strategies, Principal Risks, and Fundamental Investment Restrictions – How do the investment objectives, principal investment strategies, principal risks, and fundamental investment restrictions of the Acquired Fund compare against those of the Acquiring Fund?”, in the comparison of the Funds’ principal investment strategies:

A.	Please update the references to “Fund” to refer to the defined term “Acquiring Fund” or “Acquired Fund” as appropriate.
B.	Please review use of defined terms throughout, including, for example, the use of “MIMAK.”
C.	Please consider whether to specify individual advisory entities in lieu of using defined terms, as appropriate.
Response: The Registrant will make the requested changes in the Proxy Statement/Prospectus.

19.	Comment: Please add the relevant risk descriptions to the Principal Investment Risks discussion.
Response:  The Registrant will make the requested change in the Proxy Statement/Prospectus.

20.
Comment: In the section “Comparison of Investment Objectives, Principal Investment Strategies, Principal Risks, and Fundamental Investment Restrictions – How do the investment objectives, principal investment strategies, principal risks, and fundamental investment restrictions of the Acquired Fund compare against those of the Acquiring Fund?”, in the discussion of the Funds’ nonfundamental investment restrictions, please clarify that these are the current nonfundamental investment restrictions for the Funds.

Response: The Registrant will make the requested change in the Proxy Statement/Prospectus.

21.
Comment: Please review the disclosure in the second paragraph following the list of nonfundamental investment restrictions in the section referenced in Comment 20 above, as it currently suggests that the Acquiring Fund has a policy about the Acquired Fund’s investments.

Response: The Registrant will make the requested change in the Proxy Statement/Prospectus.

22.
Comment: In the section “Comparison of Investment Objectives, Principal Investment Strategies, Principal Risks, and Fundamental Investment Restrictions – What is the historical portfolio turnover of each of the Funds?”, please disclose the degree of repositioning which is expected in connection with the Reorganization.

Response: The Registrant will make the requested change in the Proxy Statement/Prospectus.

23.
Comment: In the section “Information About the Funds – What are the fees and expenses of each Fund and what are the anticipated fees and expenses after the Reorganization?”, please clarify the impact on this Reorganization if the reorganization of the Macquarie Multi-Asset Income Fund into the Macquarie Balanced Fund is not completed.

Response: The Registrant will make the requested change in the Proxy Statement/Prospectus.

24.	Comment: In the section referenced in Comment 23 above, please disclose the impact on the expenses if the expense waivers were terminated.
Response: The Registrant will make the requested change in the Proxy Statement/Prospectus.

25.
Comment: In the section referenced in Comment 23 above, when discussing the consequences of the other reorganization, please also disclose that Class R6 expenses are expected to increase if such reorganization does not occur.

Response: The fee and expense information for the Funds in the Proxy Statement/Prospectus reflects that the net expense ratio for Class R6 of the pro forma Acquiring Fund, if the other reorganization does not occur, is anticipated to remain the same or lower than the net expense ratio of the Acquired Fund and Acquiring Fund. The Registrant has revised the disclosure in the Proxy Statement/Prospectus accordingly (including in response to Comment 23 above).

26.	Comment: In the discussion of the Board’s considerations in approving the Plan, please disclose that the Board considered that the pro forma gross expenses are increasing for the Funds.
Response: The Registrant will make the requested change in the Proxy Statement/Prospectus.

27.
Comment: In the section “Information About the Funds – What are the fees and expenses of each Fund and what are the anticipated fees and expenses after the Reorganization?”, please disclose that the pro forma gross expenses are expected to increase for the Funds, and discuss the effect of any expense limitation arrangements or fee waivers on gross expenses. Please supplementally explain why pro forma gross expenses are increasing for the Funds.

Response: The Registrant will make the requested change in the Proxy Statement/Prospectus. The Registrant notes that pro forma gross expenses are increasing for the Funds due to the impact of estimated acquired fund fees and expenses of 0.15% following the closing of the Reorganization and the other reorganization noted.

28.
Comment: In the section “Information About the Funds – What are the general tax consequences of the Reorganization?”, please disclose that shareholders may have a tax liability as a result of any pre-Reorganization distributions.

Response: The Registrant will make the requested change in the Proxy Statement/Prospectus.

29.	Comment: In the section “Information About the Funds – Who manages the Funds?”, please add a hyperlink to the Funds’ Form N-CSRs.
Response: The Registrant will make the requested change in the Proxy Statement/Prospectus.

30.	Comment: Please confirm that MIMBT is in compliance with the Settlement Order and the undertakings therein.
Response: MIMBT is in compliance with the Settlement Order and the undertakings therein.

31.
Comment: In the section “Voting Information – How many votes are necessary to approve the Plan?”, please confirm the disclosure indicating that abstentions and broker nonvotes will be treated as votes present at the Meeting is accurate given that the only proposal presented is one in which the brokers do not have discretion to vote on behalf of beneficial owners that do not provide instructions. Please disclose that if a beneficial owner does not provide instructions to its broker, the broker is not permitted to give a proxy with respect to such owner’s shares and such shares will not be treated as present for the purposes of the Meeting or for purposes of Section 2(a)(42) of the Investment Company Act of 1940, as amended. Please disclose the impact of such owners not providing instructions on the Meeting.

Response: The Registrant will make the requested changes in the Proxy Statement/Prospectus.

32.
Comment: In the section “Supplemental Financial Information” in the Statement of Additional Information (“SAI”), please confirm that the statement that the Reorganization will not result in any material changes to the Acquired Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund is correct, as the Proxy Statement/Prospectus discloses that repositioning of Acquired Fund assets prior to the Reorganization will be material.

Response: The Registrant confirms that the referenced statement is correct and respectfully directs the Staff to the following disclosure in that section of the SAI, indicating that “each security held by the Acquired Fund is eligible to be held by the Acquiring Fund.”

33.	Comment: Please confirm that the required Powers of Attorney were filed as exhibits to the Part C of the Proxy Statement/Prospectus.
Response: The Registrant confirms that the required Powers of Attorney were filed as exhibits to the Proxy Statement/Prospectus.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Taylor Brody
Taylor Brody